TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN
(C.P.O.BO[illegible]576 TOKYO 100-8694, JAPAN)
[illegible]L:(81-3)3403-5281
[illegible]70-3152 OR (81-3)3479-4224

Europe Middle East: Amsterdam, Bahrain, Barcelona, Berlin, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific: Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

North and South America: Bogotá, Brasília, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

02028269

April 3, 2002

SUPPL

Securities and E[illegible]ange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

02 APR -4 AM 8:

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on March 19 and 26, 2002.

We hereby attach excerpted translation of this Press Release.

Thank you for your attention.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours truly,

S. Kitamura

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dw 4/8

(Excerpt translation)

March 19, 2002

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Issuance of Unsecured Convertible Bonds

Notice is hereby given that at the meeting of the Board of Directors of the Company held on March 19, 2002, it was resolved that unsecured convertible bonds be issued, as described below:

Description

1.	Name of issue:	Belluna Co., Ltd. The 2nd Unsecured Convertible Bonds With 120% Call Option
2.	Total amount of issue:	¥5 billion
3.	Face Value of each Bond:	¥1 million
4.	Form of the Bonds:	Bearer form
5.	Interest:	Not yet decided
6.	Issue price:	¥100 per ¥100 in face value
7.	Redemption amount:	¥100 per ¥100 in face value
8.	Redemption at maturity:	March 30, 2007
9.	Offering period:	Not yet decided
10.	Payment date:	April 15, 2002
11.	Methods of offering:	Public Offering
12.	Particulars of Conversion:	
	(2) Conversion price:	Not yet decided

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(Excerpt translation)

March 26, 2002

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Issuance of Unsecured Convertible Bonds

Notice is hereby given that at the meeting of the Board of Directors of the Company held on March 26, 2002, it was resolved that undecided conditions of The 2nd Unsecured Convertible Bonds With 120% Call Option (which issuance was approved by the Board of Directors of the Company on March 19, 2002) were decided as follows:

Description

1. Conversion price:	¥4,592 per share
2. Credited amount to the capital:	¥2,296 per share
3. Interest:	0.2% per annum
4. Offering period:	March 27, 2002 through April 1, 2002

- END -